News Release

Issued on behalf of Reed Elsevier PLC and Reed Elsevier NV

1 August 2014

Reed Elsevier announces joining date of Nick Luff as Chief Financial Officer

Further to the announcement made on 7 January 2014, Nick Luff will join Reed Elsevier as Chief Financial Officer on 1 September 2014.

Nick will be appointed to the Boards of Reed Elsevier NV, Reed Elsevier PLC and Reed Elsevier Group plc (the “Boards”) with effect from 1 September 2014. Shareholder approval for Nick’s appointment was obtained at the respective Annual General Meetings of Reed Elsevier NV and Reed Elsevier PLC on 23 and 24 April 2014.

Nick takes over from Duncan Palmer who announced his resignation in September 2013. Duncan will remain on the Boards as a Director until 24 September 2014 at which time he will leave Reed Elsevier.

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Notes to editors

About Reed Elsevier Group plc
Reed Elsevier Group plc is a world leading provider of professional information solutions. The group employs more than 28,000 people, including almost 14,000 in North America. Reed Elsevier Group plc is owned equally by two parent companies, Reed Elsevier PLC and Reed Elsevier NV; the combined market capitalisation of the two parent companies is approximately £20bn/€25bn. Their shares are traded on the London, Amsterdam and New York Stock Exchanges using the following ticker symbols: London: REL; Amsterdam: REN; New York: RUK and ENL.